Exhibit 3

November 4, 2019

British Columbia Securities Commission	Ontario Securities Commission
P.O. Box 10142, Pacific Centre	20 Queen Street West, 22nd Floor
9th Floor – 701 West Georgia Street	Toronto, ON M5H 3S8
Vancouver, B.C. V7Y 1L2

Dear Sirs:

Re:	Grown Rogue International Inc. (the “Company”)
Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed appointment as auditor of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor, dated November 4, 2019 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver o Tri-Cities o Surrey o Victoria